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                               March 30, 2022

       Wirawan Jusuf
       Chief Executive Officer
       Indonesia Energy Corp Ltd
       GIESMART PLAZA 7 th Floor
       Jl. Raya Pasar Minggu No. 17A
       Pancoran     Jakarta 12780 Indonesia

                                                        Re: Indonesia Energy
Corp Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 9, 2022
                                                            File No. 333-263396

       Dear Mr. Jusuf:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       History and Corporate Structure, page 7

   1. Provide a clear description of how cash is transferred through your organization. In this regard we note
disclosure in your risk factors that you rely on dividends paid by your subsidiaries for your
cash needs, and that the National People   s Congress of the People   s
                                                        Republic of China
approved a proposal to impose a new national security law for Hong
                                                        Kong in 2020, and that
it is difficult to predict the the impact, if any, this law could have on the ability of your
Hong Kong subsidiary to pay dividends or make distributions to you. Quantify any cash
flows and transfers of other assets by type that have occurred between you, your Hong
Kong holding company, and your operating subsidiaries, and
 Wirawan Jusuf
FirstName  LastNameWirawan  Jusuf
Indonesia Energy Corp Ltd
Comapany
March      NameIndonesia Energy Corp Ltd
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
         direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you or your Hong Kong holding company, respectively, and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to
         U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
General

2. In order to register the resale of ordinary shares issuable upon conversion of the convertible note under the Second Tranche and underlying the Second Warrant to be issued in connection with the funding of the Second Tranche Amount under your convertible note, the investor must be irrevocably bound to fund the Second Tranche
         Amount and acquire the Second Warrant at a set price that is not based on the market price and there can be no conditions to closing that are within the investor's control. We note certain terms in your amended and restated senior convertible promissory note that suggest the investor is not irrevocably bound to fund the Second Tranche Amount and acquire the Second Warrant at a set price that is not based on the market price and that conditions to funding are within the investor's control. In particular, the amount of the
         Second Tranche, and the corresponding number of ordinary shares underlying the Second
         Warrant, is subject to reduction if the principal amount of the note (after funding the
         Second Tranche) would be 20% or more of the then current market capitalization of the company on the trading day following the date of effectiveness of your registration statement. In addition, the recitals provide that the investor has the ability to waive any
         Second Tranche Conditions not met by May 21, 2022. Accordingly, please revise to remove the ordinary shares issuable upon conversion of the convertible note under the
         Second Tranche and underlying the Second Warrant to be issued in connection with the funding of the Second Tranche Amount under your convertible note. Alternatively, please provide us with your analysis as to your eligibility to register the resale of these ordinary shares at this time. For guidance, refer to Securities Act Sections Compliance
         & Disclosure Interpretation 139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin
 Wirawan Jusuf
Indonesia Energy Corp Ltd
March 30, 2022
Page 3

Dougherty, Staff Attorney, at 202-551-3271 with any questions.



                                                         Sincerely,
FirstName LastNameWirawan Jusuf
                                                         Division of
Corporation Finance
Comapany NameIndonesia Energy Corp Ltd
                                                         Office of Energy &
Transportation
March 30, 2022 Page 3
cc:       Lawrence A. Rosenbloom, Esq.
FirstName LastName